FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 2004

Commission File Number 3337776

TV Azteca, S.A. de C.V.

(Translation of registrant’s name into English)

Periférico Sur, No. 4121, Col. Fuentes del Pedregal, 14141 México D.F., México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TV Azteca, S.A. de C.V.
(Registrant)

Date: September 29, 2004

By:	/S/ OTHÓN FRIAS CALDERÓN
Name:	Othón Frías Calderón
Title:	Attorney-in-fact

TV AZTECA BOARD APPROVES US$210 MILLION

CASH DISTRIBUTIONS TO SHAREHOLDERS

—US$130 Million in 4Q04 and US$80 Million in 2005—

FOR IMMEDIATE RELEASE

Mexico City, September 29, 2004—TV Azteca, S.A. de C.V. (NYSE: TZA; BMV: TVAZTCA), one of the two largest producers of Spanish language television programming in the world, announced today that its board of directors unanimously approved US$210 million cash distributions to shareholders, of which US$130 million are expected to be distributed during the fourth quarter of 2004 and US$80 million in 2005. The recently convened distributions are in addition to the approximately US$22 million of cash disbursements scheduled for November 11, 2004, which were approved by the company’s shareholders on April 15.

The cash distributions are part of TV Azteca’s six-year plan for uses of cash, which entails making disbursements to shareholders above US$500 million and reducing the company’s debt by approximately US$250 million within a six-year period that started in 2003.

Within the cash plan, TV Azteca has made aggregate distributions to shareholders of US$173 million, consisting of a US$125 million disbursement on June 30, 2003, US$15 million on December 5, 2003, and US$33 million on May 13, 2004. The accumulated distributions are equivalent to a 10% yield, based on the closing price of the TV Azteca ADR on September 28, 2004.

The distributions made to date, when added to the upcoming US$22 million and US$210 million disbursements, will represent an aggregate amount of US$405 million cash disbursements, equivalent to a 22% yield on the September 28, 2004 ADR closing price.

The company noted that the newly approved distributions reflect the solid track record and prospects for cash generation of TV Azteca, and confirm the board’s commitment to the company’s strategic cash plan. The distributions will be subject to approval at the shareholders’ meeting to be held in October.

Under the cash plan, TV Azteca has also reduced its total debt by US$79 million, on a nominal U.S. dollar basis, since June 2003. Additionally the company has announced the prepayment of its US$300 million 10 1/2% note due February 15, 2007, during the fourth quarter of 2004, with resources coming from the execution of a committed secured credit line denominated in pesos with Banco Inbursa, S.A., which represents extended maturity and an anticipated improvement in financial costs.

The company noted the advances on its cash plan further strengthen its overall capital structure, reduce financial expense and contribute to increased free cash generation, while distributing to shareholders the benefits of its solid profitability.

Company Profile

TV Azteca is one of the two largest producers of Spanish language television programming in the world, operating two national television networks in Mexico, Azteca 13 and Azteca 7, through more than 300 owned and operated stations across the country. TV Azteca affiliates include Azteca America Network, a broadcast television network focused on the rapidly growing US Hispanic market; and Todito.com, an Internet portal for North American Spanish speakers.

Except for historical information, the matters discussed in this press release are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Risks that may affect TV Azteca are identified in its Form 20-F and other filings with the US Securities and Exchange Commission.

Investor Relations:

Bruno Rangel	Omar Avila
5255 1720 9167 jrangelk@tvazteca.com.mx	5255 1720 0041 oavila@tvazteca.com.mx

Media Relations:

Tristán Canales	Daniel McCosh
5255 1720 5786 tcanales@tvazteca.com.mx	5255 1720 0059 dmccosh@tvazteca.com.mx

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